March 24, 2023

VIA EDGAR

Office of Industrial Applications and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Jane Park

Re:	Acceleration Request of Globus Medical, Inc.
Registration Statement of Form S-4, as amended (File No. 333-270482)

Dear Ms. Park:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Globus Medical, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, March 28, 2023, at 4:15 p.m. Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Laura Umbrecht at (445) 207-7815. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Laura Umbrecht, by email at LUmbrecht@goodwinlaw.com.

[Signature Page Follows]

Very truly yours,

GLOBUS MEDICAL, INC.

/s/ Daniel T. Scavilla
Daniel T. Scavilla President and Chief Executive Officer

cc:	Kelly G. Hueller, General Counsel, Globus Medical, Inc.

Rachael M. Bushey, Goodwin Procter LLP

Jennifer L. Porter, Goodwin Procter LLP

Laura K. Umbrecht, Goodwin Procter LLP